March 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Alan Campbell

Re:  Acceleration Request for Rocket Pharmaceuticals, Inc. Registration Statement on Form S-3 (File No. 333-293925)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rocket Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on March 10, 2026 or as soon thereafter as is practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Sean Jones of K&L Gates LLP, our counsel, at (704) 331-7406. We appreciate your assistance in this matter.

Very truly yours,

Rocket Pharmaceuticals, Inc.

By:	/s/ Martin Wilson
Name: Martin Wilson
Title: General Counsel and Chief Corporate Officer